DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2189
O] 858-677-1476
F] 858-677-1401
March 17, 2011
Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	QUALCOMM Incorporated
Form 10-K for the fiscal year ended September 26, 2010
Filed November 4, 2010

Form 10-Q for the quarterly period ended December 26, 2010
Filed January 26, 2011

Form 8-K filed January 5, 2011
Dear Mr. Spirgel:
On behalf of QUALCOMM Incorporated (“QUALCOMM” or the “Company”), we hereby submit the Company’s responses to the staff’s comment letter of March 1, 2011 (the “Comment Letter”). For ease of review, we have included in italics each of the comments from the Comment Letter followed by QUALCOMM’s response to that comment.
Form 10-K for the fiscal year ended September 26, 2010
Our FLO TV Business, page 3
1.	We note from your press release that you entered into an agreement with AT&T to sell your FLO TV spectrum license for $1.925 billion on December 20, 2010. Please tell us why you were not required to file an Item 2.01 Form 8-K for the disposition of these licenses and the FLO TV business. We note your press release dated December 20, 2010.
Response: An Item 2.01 Form 8-K is required when a registrant has completed an acquisition or disposition of a significant amount of assets otherwise than in the ordinary course of business. QUALCOMM was not required, and will not be required, to file an Item 2.01 Form 8-K for the spectrum license transaction announced on December 20, 2010 for several reasons.
First, as set forth in Item 2.01 of Form 8-K and as discussed in detail in the March 2004 release (Release 33-8400) that adopted the relevant changes to Form 8-K, an Item 2.01 Form 8-K is required upon completion of the transaction. The disposition of these spectrum license assets has not been completed. As the Company indicated in its December 20, 2010 press release, completion of the transaction is subject to satisfaction of customary closing conditions, including approval of the U.S. Federal Communications Commission and clearance from the U.S. Department of Justice. Under applicable law (the Communications Act and the Hart-Scott-Rodino Act), QUALCOMM is prohibited from closing the transaction until those regulatory approvals are obtained. In the December 20, 2010 press release, the Company announced that the parties expected to complete the transaction in the second half of calendar 2011. Since the disposition has not been completed, the Company does not believe an Item 2.01 Form 8-K was required, even if the other elements of Item 2.01 had been met. However, even after the disposition is completed, the Company does not anticipate filing an Item 2.01 Form 8-K for the reasons set forth below.

Mr. Larry Spirgel
March 17, 2011

Second, an Item 2.01 Form 8-K is required only if the acquisition or disposition involves “a significant amount of assets.” In Release 33-8400, the Commission noted that it was adopting the “bright-line reporting threshold” set forth in Instruction 4 to Item 2.01 of Form 8-K. That instruction states that the acquisition or disposition meets the significant asset test if (i) the company’s and its subsidiaries’ equity in the net book value of the assets, or the amounts received for the assets on disposition, exceeded 10% of the consolidated total assets, or (ii) the transaction involved a business that was significant under Regulation S-X. Total assets used by FLO TV, including the spectrum licenses, had a net book value of $1.3 billion at September 26, 2010 as compared to QUALCOMM’s consolidated total assets on that date of $30.6 billion. Most of the remaining FLO TV assets (other than the spectrum licenses) are being utilized through the shutdown date and/or will be written off or scrapped. The potential proceeds from the sale of the other FLO TV assets that the Company might sell or scrap is expected to be negligible. Thus, both the net book value of such assets and the amounts that will be received for the assets upon disposition, including the $1.925 billion from AT&T, are expected to be substantially less than 10% of total assets. Also, the FLO TV business falls far below the significant business tests of Item 11-01 of Regulation S-X because the investment in subsidiary, total asset and income tests are expected to be significantly below the 20% thresholds. Accordingly, the eventual disposition of the spectrum licenses and/or the FLO TV business will not be a disposition of a “significant amount of assets” that will require a report under Item 2.01 of the Form 8-K.
Moreover, since Item 2.01 requires a Form 8-K only if the transaction is not in the ordinary course of business, and the Company engages in ongoing activities relating to acquiring and disposing of spectrum, the Company does not believe that an Item 2.01 Form 8-K would have been required for that reason as well. This is a view that the Company believes is consistent with the practices of other wireless communications companies.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32 — Fiscal 2010 Compared to Fiscal 2009, Revenues
1.	Please refer to your discussion on page 37. We note that your QTL segment “derives a significant portion of royalty revenues from a limited number of licensees.” Based on your earnings calls, it appears to us that your royalty rates have declined over the past years and we note that you have a voluntary royalty capping program. Tell us the amount of the royalty revenues that are attributable to the increase in revenues from licensing and royalty fees and the amount of such revenues included in total revenues from licensing and royalty fees.
Response: To provide some context to the Company’s response to this question, all of the revenues reported for the QTL segment in fiscal 2010 and 2009 were comprised of licensing and royalty fees. Substantially all of these fees consist of royalties that are reported to QUALCOMM by licensees on a quarterly basis for ongoing sales of licensed products, some of which are subject to royalty capping programs, and prepaid or installment basis royalty and licensing fees that are recognized over the estimated periods of benefit of the licenses granted to the licensees. These revenues are reduced by payments to QUALCOMM’s direct and indirect customers. From time to time, certain royalties reported and/or paid by the Company’s licensees that are subject to dispute may be excluded from revenues until the dispute is resolved. Resolution of the dispute may result in a one-time recognition of revenues that had been deferred or that related to prior periods, resulting in fluctuations that are not directly related to royalties reported by licensees during the current period.
When discussing implied royalty rates on its calls or in other public forums, the Company is referring to the “implied royalty rate” that some third parties (e.g., Wall Street analysts) calculate based on total QTL revenues and total device sales reported to QUALCOMM by its licensees (disclosed by QUALCOMM each quarter). Total reported device sales is the sum of all reported sales in U.S. dollars (as reported to QUALCOMM by the Company’s licensees) of all licensed CDMA-based subscriber devices (including handsets, modules, modem cards and other subscriber devices) by the Company’s licensees during a particular period. (See note (1) on page 32 of QUALCOMM’s Form 10-K for fiscal 2010.) It is important to emphasize that this calculation performed by third parties uses total QTL revenues and does not distinguish between the different components of licensing and royalty fee revenues. Also, the Company has emphasized during its earnings calls and other webcast presentations that it believes that the implied royalty rate has become a less reliable metric for measuring the performance of the QTL

Mr. Larry Spirgel
March 17, 2011

segment for a variety of reasons, including (i) the increasing number and types of licensed products sold by the Company’s licensees with nontraditional royalty and license fee structures and (ii) intermittent licensing disputes, which can result in underpaid or deferred royalty revenues and therefore cause temporary declines in the implied royalty rate, or temporary increases upon their resolution. The Company has repeatedly cautioned investors and analysts to be careful about overly relying on this measure.
The Company understands your request to be relating to the proportion of royalty revenues based on ongoing sales of licensed products to total revenues reported by the QTL segment for fiscal 2010 as compared to fiscal 2009. Total QTL revenues were $3.66 billion in fiscal 2010 compared to $3.61 billion in 2009 (an increase of $54 million). However, fiscal 2010 revenues included $71 million attributable to fiscal 2009 that had not previously been recognized due to discussions regarding a license agreement that was signed in the first quarter of fiscal 2010, as noted on page 41 of QUALCOMM’s Form 10-K for fiscal 2010. Total QTL revenues included $3.45 billion in royalty revenues based on ongoing sales of licensed products in fiscal 2010, as compared to $3.53 billion in fiscal 2009 (a decline of $79 million); however, taking into consideration prepaid or installment-based royalty and licensing fees, payments to QUALCOMM’s direct and indirect customers and other items, total QTL revenues decreased by $17 million (excluding the $71 million attributable to 2009 that is described above). The Company believes disclosure of the different components of licensing and royalty fee revenues would not provide information that would be meaningful to investors’ assessment of the overall performance of QUALCOMM’s patent portfolio licensing program.
Note 6. Income Taxes, page F-21
2.	Please tell us whether the significant increase in the federal current provision and the decrease in the deferral provision in 2010 as compared to 2009 relate to the $1.4 billion payment to the United States tax authorities in connection with the 2008 license and settlement agreement with Nokia. Provide us with your ASC 740 detailed analysis showing how you accounted for this transaction.
Response: The significant increase in the federal current income tax provision and the decrease in the deferred income tax provision in fiscal 2010 relates to the $1.4 billion U.S. federal and state tax payments that were required to be made in the first quarter of fiscal 2011 related to the income tax impact of the up-front consideration (cash and intangible assets at fair value) that was received from Nokia in fiscal 2009 pursuant to the license and settlement agreement. Under U.S. tax rules, taxpayers may defer the inclusion of advance payments in taxable income to the next succeeding taxable year following the year in which the payment was due and payable or received, but only to the extent such advance payment had not been included in income for financial reporting purposes (“book income”). Since the up-front consideration was due and payable and received from Nokia in fiscal 2009, the portion of the up-front consideration not previously included in taxable income is required to be recorded as taxable income in the Company’s fiscal 2010 federal and state income tax returns.
The amount of the up-front consideration included in taxable income in fiscal years prior to 2010 was equal to the amount of book income recognized, resulting in no temporary differences through fiscal 2009. During fiscal 2010, the Company recorded a current income tax liability (and current income tax expense) of $1.4 billion for the tax due on the remaining amount of the up-front consideration. The recognition of the remaining amount of the up-front consideration in taxable income in fiscal 2010 gave rise to a future deductible temporary difference pursuant to the provisions of ASC 740 as the Company will recognize the associated book income from the agreements over the estimated period of benefit. Accordingly, the Company was required to establish a deferred tax asset and recognized an equivalent deferred income tax benefit in fiscal 2010. This deferred income tax benefit was measured using a tax rate that was lower than the rate used to calculate the fiscal 2010 current income tax provision due to certain enacted state tax law changes that have lowered the Company’s applicable state tax rate in future years in which the deductible temporary difference is scheduled to reverse.
The Company determined that its income tax filing positions were highly certain income tax positions. The U. S. Internal Revenue Service has agreed with the Company’s income tax treatment of the up-front consideration received from Nokia.

Mr. Larry Spirgel
March 17, 2011

Form 10-Q for the quarterly period ended December 26, 2010
Note 10 — Restructuring, page 20
3.	We that you expect that “the FLO TV business and network will be shut down in March 2011.” Please tell us your consideration of ASC 205-20.
Response: According to ASC 205-20-45-1, a pre-condition for classification of a component as a discontinued operation is that the component has either been disposed of or that the component qualifies as held-for-sale under the requirements of ASC 360-10, “Property, Plant, and Equipment,” paragraph 45-9. The component had not been disposed of as of the end of the first quarter of fiscal 2010. Additionally, as of the end of the first quarter of fiscal 2011, the held-for-sale criteria had not been met because, among other factors:
•	The spectrum and the other FLO TV assets (including the network assets) were not available for immediate sale in their present conditions because they were being used to operate the FLO TV business through March 2011 (ASC 360-10-45-9(b)); and

•	An active program to locate a buyer for the FLO TV network assets had not been initiated, primarily due to the short amount of time between the announced plan to sell the spectrum to AT&T on December 20, 2010 and the end of the first quarter of fiscal 2011 on December 27, 2010 (ASC 360-10-45-9(c)).
Therefore, since the held-for-sale criteria were not met and the component had not been disposed of by the time the Company filed its Form 10-Q for the first quarter of fiscal 2011 on January 26, 2011, QUALCOMM did not report the FLO TV business as a discontinued operation pursuant to ASC 205-20. The Company will continue to assess the held-for-sale and discontinued operations criteria at each reporting period.
Form 8-K filed January 5, 2011
4.	We note from your January 5, 2011 conference call on your announced definitive agreement to acquire Atheros Communications, Inc. that this $3.1 billion acquisition will be primarily funded with offshore cash. Please tell us how the use of your offshore cash for this acquisition will impact your future income taxes. If it will have no impact on your future income taxes, tell us the factors you considered in arriving at that conclusion.
The Company is still in the process of analyzing the specific steps it will take to acquire and integrate Atheros Communications, Inc. (“Atheros”) into QUALCOMM’s legal and operational structure. Only a small portion of Atheros’ total assets are U.S. assets, and therefore, the Company continues to evaluate having the acquisition funded by a QUALCOMM foreign subsidiary. The acquisition is likely to be followed by one or more additional internal transactions to integrate Atheros’ foreign assets with QUALCOMM’s foreign assets and Atheros’ U.S. assets with QUALCOMM’s U.S. assets. The exact legal and operational structure of the acquisition, including the extent to which offshore cash will be used to fund the acquisition, is still being analyzed by the Company.
Although the Company may trigger U.S. taxable income as a result of certain steps of the acquisition, this taxable income is expected to relate to differences between U.S. GAAP and tax bases in certain assets acquired. Any income taxes triggered by the acquisition are not expected to be significant to the Company’s consolidated results of operations or cash flows.
Whether the Company uses offshore or domestic cash to fund the acquisition, the Company does not expect there to be a material impact on its future income tax provisions or any impact on the Company’s indefinite reinvestment of the earnings of its foreign subsidiaries. Going forward, the Company’s effective tax rate is expected to decline since a significant portion of Atheros’ business is outside the United States, resulting in a greater percentage of QUALCOMM’s future profit being taxed at foreign rates, which are less than the U.S. statutory tax rates. Please note that the Company has not provided future profit guidance (including implied tax rates) that includes the addition of Atheros.

Mr. Larry Spirgel
March 17, 2011

The Company has provided the requested acknowledgements regarding its filings and staff reviews in a separate letter, which is included as an exhibit to this letter.
We believe that this response addresses the comments raised by the staff. If you have any questions, please contact me at (858) 677-1476.
Sincerely,
DLA Piper LLP (US)

By:	/s/ Cameron Jay Rains
Cameron Jay Rains

Admitted to practice in California

QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714
O] 858-587-1121
F] 858-658-2500
March 17, 2011
Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Mr. Spirgel:
QUALCOMM Incorporated (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
QUALCOMM Incorporated

By:	/s/ Donald J. Rosenberg
Donald J. Rosenberg
Executive Vice President, General Counsel and Corporate Secretary